Exhibit 99.3

NEPHROS, INC.

41 Grand Avenue

River Edge, New Jersey 07661

April 17, 2013

Dear Stockholder and/or Warrantholder:

Enclosed are the prospectus dated April [•], 2013 (the “Prospectus”) and other materials relating to the rights offering by NEPHROS, INC. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase shares of the Company’s Common Stock (“Shares”), as described below, only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page [•] of the Prospectus. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

•	We will distribute to each holder of record of our common stock and to each holder of record of our warrants (the “Record Holders”) on the record date, which is April 4, 2013, at no charge, one non-transferable subscription right for each share of common stock and for each share of common stock underlying a warrant owned at 5:00 p.m., Eastern Time, on the record date. The subscription rights will be evidenced by non-transferable subscription certificates, which we also refer to as rights certificates.

•	Each subscription right will entitle the rights holder to purchase 0.18776 of a Share at a subscription price of $0.60 per Share, which we refer to as the basic subscription privilege, upon timely delivery of the required documents and payment of the subscription price.

•	There is no minimum number of Shares you must purchase, but you may not purchase fractional Shares. To determine the number of Shares you may purchase under your basic subscription privilege, multiply the number of shares of our common stock and shares of common stock underlying a warrant you own by 0.18776 and round up to the nearest whole number. For example, if you own 100 shares of our common stock and 20 shares of common stock underlying a warrant, you will be entitled to subscribe for up to 23 Shares ([100 shares of common stock + 20 shares of common stock underlying a warrant] × 0.18776 = 22.53, rounded up to 23, the nearest whole number) under your basic subscription privilege.

•	If you exercise your basic subscription privilege in full, you may also exercise an over-subscription privilege to subscribe for additional Shares not subscribed for by other rights holders in the offering at the same subscription price of $0.60 per Share, subject to certain limitations.

•	If you wish to exercise your over-subscription privilege, you should indicate the number of additional Shares you would like to subscribe for in the space provided on your rights certificate. When you send in your rights certificate, you must also send the full purchase price for the number of additional Shares that you have requested (in addition to the payment due for Shares subscribed for under your basic subscription privilege). If an insufficient number of Shares is available to fully satisfy all over-subscription privilege requests, the available Shares will be allocated proportionately among rights holders who exercise their over-subscription privileges based on the number of Shares each such holder subscribed for under the basic subscription privilege. To the extent you properly exercise your over-subscription privilege for an amount of Shares that exceeds the number of unsubscribed Shares available to you, any excess subscription payment received by the subscription agent will be promptly returned to you, without interest or deduction. See “The Rights Offering–The Subscription Rights–Over-Subscription Privilege” in the Prospectus.

•	If rights holders wish to exercise their subscription rights, they must do so at or prior to 5:00 p.m., Eastern Time, on May 17, 2013, the expiration date for the rights offering, subject to extension or earlier termination. After the expiration date, the subscription rights will expire and will have no value. See “The Rights Offering–Expiration of Rights Offering and Extensions, Amendments and Termination” in the Prospectus.

•	You are not required to exercise any or all of your subscription rights. We will deliver to the Record Holders who purchase Shares in the rights offering certificates representing the Shares purchased as soon as practicable after the rights offering has expired. If you request and pay for more Shares than are allocated to you, we will refund the overpayment, without interest or deduction.

•	In connection with the exercise of any over-subscription privilege, banks, brokers and other nominee holders of subscription rights who act on behalf of beneficial owners will be required to certify to us and to the subscription agent as to the aggregate number of subscription rights exercised, and the number of Shares requested through the basic subscription privilege and the over-subscription privilege, by each beneficial owner on whose behalf the nominee holder is acting.

If your shares and/or warrants are held in your name, a Subscription Certificate is enclosed. If your shares and/or warrants are otherwise held in the name of your bank, broker or other nominee, you must contact your bank, broker or other nominee if you wish to participate in this rights offering.

If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page [•] of the Prospectus for a discussion of dilution and other risk factors.

If you have any questions concerning the rights offering, please contact Gerald J. Kochanski at (201) 343-5202 ext. 102.

Sincerely,

John C. Houghton
Chief Executive Officer